
Mail Stop 3010

October 21, 2009

C. Preston Butcher
Chief Executive Officer
KBS Legacy Apartment Community REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

> Re: KBS Legacy Apartment Community REIT, Inc.
> Amendment No. 1 to Registration Statement on Form S-11
> Filed October 2, 2009
> File No. 333-146341

Dear Mr. Butcher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

What is the experience of your KBS sponsors?, page 8

1. We note your response to comment 11 and your disclosure on pages 5 and 66 that the day-to-day operations will be managed by KBS Capital Advisors. We further note your disclosure on page 5 regarding the operating agreement with your sub-adviser. Please revise your disclosure to highlight the statement you make in your supplemental response that the day-to-day duties related to the acquisition, asset management, and disposition of your properties will be handled primarily by the Legacy sponsors.

What conflicts of interest will your sponsors face?, page 11

2.   We note your added disclosure in response to comment 12 that the agreement "does not require that the investors actually have received the return prior to the issuance of the promissory note or payments under it." Please clarify whether the investors will be guaranteed the 8% return. In addition, to the extent applicable, please disclose any risks related to the fact that investors would not have actually received the return prior to the payment to your advisor.   Lastly, please add this fee disclosure to the fee tables on pages 16 and 78.

What are the fees that you will pay to your sponsors, their respective affiliates and your directors?, page 15

3.   We note your response to comment 14 and the revised disclosure on page 80. Please tell us whether the acquisition fees used to calculate your asset management fee include acquisition advisory fees and/or any other fees payable by you to your advisor or sub-advisor. For example, do amounts payable to your advisor as acquisition advisory fees or any other fees increase the total sum of the cost of all real estate investments and therefore increase the asset management fee? Confirm that you will include similar disclosure in the prospectus.

Will I be notified of how my investment is doing?, page 28

4.   We note your response to comment 17, and we reissue the comment. We note your disclosure regarding the *estimated* per share value; however, the comment was focused on the actual per share value. Please revise your disclosure to clarify that investors will not be notified of the *actual* per share value until 18 months after the completion of the offering, which may be extended. Also, we note your risk factor disclosure on page 39. Please revise the risk factor to note that your offering stage may be extended, and please provide the latest possible extension date.

Payment of fees to KBS Capital Advisors…, page 40

5.   We note your response to comment 20. Please revise your disclosure to clarify the point you make in the last sentence of the supplemental response that the applicable return thresholds could be reduced from 8% to 6% without stockholder approval.

The Sub-Advisor, page 75

6.   We note your response to comment 24. Please explain the purpose for using the sub-advisor as a vehicle for KBS Capital Advisors to delegate duties, only to have the same

duties re-delegated to KBS Capital Advisors. Please explain why KBS Capital Advisors would not simply retain the duties they plan to perform and delegate the others to the Legacy sponsor.

Other Affiliates, page 75

7.   We note the disclosure on the bottom of page 76. Please clarify whether all fees will be assigned to your sub-advisor or note those fees that will be retained by your advisor. In addition, please explain how your sub-advisor will allocate these fees between your advisor and Legacy Partners.

Management Compensation, page 78

8.   Please clarify that you will reimburse your advisor for the costs of the customary acquisition expenses and whether there are any limits on reimbursements to your advisor.

Conflicts of Interest, page 85

9.   We reissue comment 29, in part. Please revise to clarify which entities may directly compete with you for investment opportunities. We note from your disclosure that certain entities may compete with you for the time of the key professionals, but it is unclear which entities will compete with you for investment opportunities.

Prior Performance Summary, page 118

10.   We note your response to comment 38 and the revised disclosure on pages 119, 121 and 122. Please revise your disclosure to more fully explain what you mean by adversely affected the recoverability of certain assets and discuss the impact, if any, on distributions to investors and how such distributions were funded with respect to the Legacy and KBS programs.

11.   We note your disclosure on page 129 regarding the private programs managed by KBS investment advisors that: "In all cases, affiliates of Messrs. Bren and Schreiber had responsibility for acquiring, investing, managing, developing and selling the real estate and real estate-related assets of each of the funds." Please tell us whether Messrs. Bren and Schreiber had sole responsibility for acquiring, investing, managing, developing and selling the real estate and real estate-related assets of each of the funds and discuss whether investors or other entities or individuals were involved in such decisions or had material voting rights, such as the right to review or approve investment properties prior to purchase or the right to approve a sale or refinancing. In addition, please provide

similar information regarding how investment decisions are made with respect to the private funds managed by Legacy sponsors.

Prior Performance Tables, page F-17

12.   Refer to Table I on page F-19 and Table I on page F-31. Please revise to indicate that the dollar amount raised is 100% and calculate all remaining percentages in the table from such amount.

13.   Refer to Table II on page F-33. Please revise to clarify the dollar amount raised for Commingled Account 12/96 and Separate Account 12/98 and complete the 'Date offering commenced' row for each program listed.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

C. Preston Butcher
KBS Legacy Apartment Community REIT, Inc.
October 21, 2009
Page 5

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: <u>Via Facsimile</u>
Robert Bergdolt, Esq.
DLA Piper